[Eversheds Sutherland (US) LLP Letterhead]

February 21, 2023

VIA EDGAR

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saratoga Investment Corp.
Registration Statement on Form N-2 Filed on January 11, 2023
File No. 333-269186

Dear Mr. Orlic:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on February 10, 2022 with respect to the Company’s registration statement on Form N-2 (File No. 333-269186), filed with the SEC on January 11, 2023 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on February 21, 2023 (the “Amended Registration Statement”).

1.	Please update the list of filings incorporated by reference into the Registration Statement under the section entitled “Incorporation of Certain Information by Reference” to add the Current Report on Form 8-K filed by the Company on February 2, 2023.

Response: The Company has revised page 82 of the Amended Registration Statement to reflect the Staff’s comment.

2.	The Staff refers to the following disclosure on page 16 of the Registration Statement under the section entitled “Price Range of Common Stock and Distributions”: “There were no deemed distributions during the fiscal years ended February 28, 2021 and February 29, 2020.” The Staff also notes that the Company’s pre-effective amendment no. 1 to the registration statement on Form N-2 (File No. 333-256366) filed by the Company on July 1, 2021 (the “Existing Registration Statement”) included a table showing the Company’s distributions per share. On a supplemental basis, please provide an explanation for this discrepancy.

Response: The Company respectfully advises the Staff on a supplemental basis that, as disclosed in the first paragraph on page 16 of the Registration Statement and page 19 of the Existing Registration Statement, there were no deemed distributions during the fiscal year ended February 28, 2021 and February 29, 2020. A company can elect to retain a portion or all of its capital gains and designate them as a deemed distribution to stockholders of record as of the end of the taxable year. When a company designates a deemed distribution, instead of a cash distribution paid to stockholders, the company pays U.S. federal income tax at corporate rates on the retained net long-term capital gains on behalf of stockholders. In turn, stockholders are deemed to have received a capital gain dividend and are deemed to have paid the tax that is actually paid by the company.

In contrast, the “distribution per share” column included in the Existing Registration Statement on page 18 reflects the regular and special cash distributions declared by the Company. The Company respectfully advises the Staff on a supplemental basis that the Company excluded the “distribution per share” column from the table on page 16 of the Registration Statement because Item 5 of Form N-2 no longer requires disclosing such information.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Henri Steenkamp, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary